July 9, 2025

David Boris
Chief Executive Officer and Chief Financial Officer
Highview Merger Corp.
1615 South Congress Ave., Suite 103
Delray Beach, FL 33445

       Re: Highview Merger Corp.
           Draft Registration Statement on Form S-1
           Submitted June 12, 2025
           CIK No. 0002070602
Dear David Boris:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted June 12, 2025
Prospectus Summary
Prior SPAC Experience, page 4

1. Please revise your disclosure with respect to your prior SPACs to address all prior
       SPACs. In this regard, we note that Mr. Boris was involved in 20 SPAC transactions based on your disclosure on page 3. For each prior SPAC, please disclose any extensions of the time to complete the transaction and the level of redemptions in connection therewith, and information concerning any completed business combinations, including the financing needed for the transactions and the level of
       redemptions. See Item 1603(a)(3) of Regulation S-K.
 July 9, 2025
Page 2
Risk Factors
If we are deemed to be an investment company..., page 42

2. Please revise to confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.
We may approve an amendment or waiver of the letter agreement..., page 59

3. Please clarify if the letter agreement includes restrictions on transferring membership interests, as suggested by the current disclosure. We also note disclosure on page II-1 that pursuant to the limited liability company agreement the sponsor interests can only be transferred to officers, directors, sponsor affiliates, or in connection with estate planning transfers. If the sponsor, its affiliates, and promoters can indirectly transfer your securities, including through the transfer of sponsor membership interests, please disclose the circumstances or arrangements under which such transfer can be made.
       Please see Item 1603(a)(6) of Regulation S-K.
Dilution, page 73

4. We note that your calculations assume that you will not issue any ordinary shares as part of the combination consideration, and that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing in connection with an initial business combination. Please expand your disclosure to highlight that you may need to do so as your disclosure on page 44 indicates that you intend to target business that have an aggregate enterprise value of approximately
       $750 million to $1.5 billion, which is greater than you could acquire with the net proceeds of this offering and the sale of the private placement units as stated on page
       50 of your prospectus.
Underwriting, page 144

5. Please revise the underwriter's compensation table to include the private placement units. In this regard, we note on page 19 that FINRA has deemed these units as compensation. Please refer to Item 508(e) of Regulation S-K.

        Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Jeffrey Gabor at 202-551-
2544 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Daniel Nussen